Luke C. Zouvas	Telephone: 619.688.1116
Jarvis J. Lagman	Facsimile: 619.610.9375
Angela M. Fontanini	info@zouvaslaw.com
_____________________
Jeffery M. Stein*
Kevin A. Polis**
____________________
*Admitted in NY only
**Of Counsel
August 20, 2013

Raj Rajan
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Hondo Minerals Corporation
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed November 9, 2012
Amendment No. 1 to the Form 10-K for the Fiscal Year Ended July 31, 2012
Filed December 21, 2012
File No. 000-54326

Dear Mr. Rajan:

    Hondo Minerals Corporation, a Nevada corporation (the “Company”) has received and reviewed your letter of July 17, 2013 pertaining to the Company’s Form 10-K for the Fiscal Year Ended July 31, 2012 filed on November 9, 2012 with the Securities & Exchange Commission (the “Commission”), and Amendment No. 1 to the Form 10-K for the Fiscal Year Ended July 31, 2012 filed on December 21, 2012 with the Commission (the Form 10-K and Amendment No. 1 are collectively referred to herein as the “Form 10-K”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 17, 2013.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2012

General

1.
Please revise to include clarification that your company is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

RESPONSE:  The Form 10-K has been revised to clarify that we are an exploration stage company and there is no assurance that commercially viable mineral deposits exist on any of our properties.

2.
We note your references to development and commercial production throughout your filing. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies with established mineral reserves may be termed development or production stage companies in filings with the United States Securities and Exchange Commission. Please revise your disclosure throughout such that investors understand that you are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing mineralized materials. Based on your response we may have additional comments.

RESPONSE:  The Form 10-K has been revised as requested.

3.
The term ore is commensurate with the term reserve under Industry Guide 7 pursuant to paragraph (a) of Industry Guide 7. Please revise to remove such terms from your disclosure until you have defined a mineral reserve.

RESPONSE:  The Form 10-K has been revised to define “mineral reserve” as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.”

Overview, page 3

4.
We note your disclosure regarding the future option to expand development of your property by processing the sub-surface mineralization, float from lode veins, and surface exposure of highly mineralized lode veins present. Please tell us about the sampling and feasibility level work that has been performed on your properties to make this determination. If necessary, revise to remove speculative statements until a final feasibility study has been completed.

RESPONSE:  This determination was made by Bioguard Industries, Inc. in the Bioguard Report.  The Form 10-K has been revised to include the following language:

“Based on the findings of the Bioguard Report, the Company may expand the development of our Tennessee Mine property by processing the sub-surface mineralization, float from lode veins (see Figure 1) and surface exposure of highly mineralized lode veins (see Figures 2 and 3) present on the site.”

Principal Projects, page 4

5.	We note that several of your maps and pictures are too small to be legible. Please revise such that these maps and pictures are of sufficient scale to be clearly legible.

RESPONSE:  We have revised or removed the illegible maps and pictures.

6.
Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

•	The nature of your ownership or interest in the property.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

•
An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

•
Please include certain identifying information such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

•	The area of your claims, either in hectares or in acres.

RESPONSE:  The Form 10-K has been revised to provide this information under Section V(b) entitled, “Acquisition, Mineral Rights and Additional Information.”

7.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

RESPONSE:  The Form 10-K has been revised to provide this information under Section III(a) entitled, “Location and Access to Properties.”

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

RESPONSE:  This information can be found under Section III(c) of the Form 10-K entitled, “Rock Formations and Mineralization.”

•	A description of any work completed on the property and its present condition.

RESPONSE:  The Form 10-K has been revised to provide this information under Section III(e) entitled, “Previous Work Completed and Present Condition of the Claims.”

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

RESPONSE:  The Form 10-K has been revised to provide this information under Section III(f) entitled, “Equipment, Infrastructure and Other Facilities.”

•	A description of equipment, infrastructure, and other facilities.

RESPONSE:  The Form 10-K has been revised to provide this information under Section III(f) entitled, “Equipment, Infrastructure and Other Facilities.”

•	The current state of exploration of the property.

RESPONSE:  The Form 10-K has been revised to disclose under Section III(e) entitled, “Previous Work Completed and Present Condition of the Claims” that as of the date of the Form 10-K, there is no exploration activity being conducted at the Tennessee Mine.

•	The total costs incurred to date and all planned future costs.

RESPONSE:  The Form 10-K has been revised to disclose under Section III(e) entitled, “Previous Work Completed and Present Condition of the Claims” that as of July 31, 2012, the total costs incurred by the Company on the Tennessee Mine are $13,757,798 and the future costs cannot be determined at this time.

•	The source of power and water that can be utilized at the property.

RESPONSE:  The Form 10-K has been revised to provide this information under Section III(a) entitled, “Location and Access to Properties.”

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

RESPONSE:  The Form 10-K has been revised to provide this disclosure under Section III(e) entitled, “Previous Work Completed and Present Condition of the Claims.”

8.	Please expand your disclosure concerning the exploration plans for the properties pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

RESPONSE:  The Form 10-K has been revised under Section III(e) entitled, “Previous Work Completed and Present Condition of the Claims” to disclose that as of the date of the Report, no exploration activity is being conducted on the Tennessee Mine and there are no future exploration plans to conduct exploration on the property.  Accordingly, the Company has not prepared any exploration programs, timetables or budget or identified parties to carry out any exploration work.

Processing Methods, page 7

9.
We note your disclosure indicating that your company has proven the economy and efficacy of the ELeach process for the Tennessee Mine Tailings and that with new ore processing methods you are able to process tailings to recover economic values. Please explain, in detail, how your company has made this determination. In your response please address the sampling performed on the tailings to determine mineralized material content, feasibility studies, and other studies used to make this determination. Additionally provide a detailed description of the ELeach process. Based on your response we may have additional comment.

RESPONSE:  The Form 10-K has been revised under Section IV entitled “Processing Methods”, to include the following language:

“The Company has identified and licensed the ELeach process and, according to the Bioguard Report, has proven the economy and efficacy of the process for the Tennessee Mine tailings and existing silver veins.  This determination was made in the Bioguard Report based on independent observation of the Company, its mining site and equipment, operations and production process.  With the advent of these new ore processing methods, such as the ELeach process, the Company is now able to process tailings to recover economic values.”

A detailed description of the ELeach process is provided under Section IV(a) entitled “ELeach Process” as well as in the Bioguard Report.

Analysis of the Company’s Materials, page 11

10.
We note your Table 1 that discloses the sample test results from your property. Supplementally, and not as part of your filing, please provide us with all sampling data and test work that has been performed on your property. Include with this information the locations in which all samples were taken, the testing procedure used, a detailed description of your proposed processing method, and the conversions used to convert your raw sample data. Please note that you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

RESPONSE:  We have revised the Form 10-K to include the following language under Table 1:

“For a more detailed description of the locations in which the samples were taken, the testing procedure used, a detailed description of our proposed processing method and the conversions used to convert our raw sample data, please refer to Exhibit 99.1 for a copy of the Bioguard Report.”

11.	Please revise to clarify if the sample work performed on your property has been reviewed by an independent laboratory.

RESPONSE:  The Form 10-K has been revised to include the following language:

“A portion of Hondo's leached liquid samples were tested by an independent laboratory,  Acme Labs, and their analyses were used to verify the efficacy and efficiency of the leaching process.”

12.
In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

RESPONSE:  As the Company is not currently conducting any exploration activities and has no future detailed plans to conduct exploration on the Tennessee Mine, we have not established QA/QC protocols.

13.
We note your disclosure of saleable metals for the Tennessee Mine Tailings pile. Please revise to remove saleable metals and other estimates of mineralized materials until you have defined a mineral reserve pursuant to the Instructions to Paragraph (b)(5) of Industry Guide 7.

RESPONSE:  The Form 10-K has been revised to remove saleable metals and other estimates of mineralized materials.

Recent Developments, page 16

14.
We note that you have extracted minerals from tailings facility. Please disclose the tonnage and grade of the tailings processed, the quantity and type of metals recovered, the metallurgical recoveries, and the quantity and type of metals sold pursuant to the Instructions to Item 102 of Regulation S-K.

RESPONSE:  The Form 10-K has been revised to include the following language:

“The Company experienced substantial delays in the delivery and implementation of the RenoCell system. However, as of June 7, 2012, the Company had finally received and installed its 24 Bank RenoCell system and other extraction equipment and testing has begun on the entire processing circuit for initial activities. During the period of the delay, the Company doubled its potential processing capacity with the installation of the additional equipment and can currently process 50 tons/day.  During the last half of July 2012, the Company processed approximately 125 tons of tailings and produced 94 carbon cells of metals that have yet to be evaluated.  As of the date of this Report, none of the metals that have been processed from the Tennessee Mine are of commercial quality and none have been sold.”

15.	Additionally, revise to disclose the capacity and utilization of your extraction facility pursuant to the Instructions to Item 102 of Regulation S-K.

RESPONSE:  The Form 10-K has been revised to include the following language:

“The Company experienced substantial delays in the delivery and implementation of the RenoCell system. However, as of June 7, 2012, the Company had finally received and installed its 24 Bank RenoCell system and other extraction equipment and testing has begun on the entire processing circuit for initial activities. During the period of the delay, the Company doubled its potential processing capacity with the installation of the additional equipment and can currently process 50 tons/day.  During the last half of July 2012, the Company processed approximately 125 tons of tailings and produced 94 carbon cells of metals that have yet to be evaluated.  As of the date of this Report, none of the metals that have been processed from the Tennessee Mine are of commercial quality and none have been sold.”

Financial Statements, page 25

Report of Independent Registered Public Accounting Firm, page F-1

16.
We note the date of the audit report, October 29, 2011, precedes the period referenced in the audit report, July 31, 2012. Please advise your independent accountant to revise their report to address this issue and amend your Form 10-K accordingly.

RESPONSE:  The October 29, 2011 date of the audit report was a typographical error.  The Form 10-K has been revised to reflect October 26, 2012 as the date of the audit report.

General

17.
Considering you have not realized any revenue from your planned operations and your disclosures appear to indicate that you have no proven or probable reserves established and you are engaged in the search for mineral deposits (reserves) which are not in either the development or production stage, it appears to us you are an exploration stage company as defined in Securities Act Industry Guide 7, paragraph (a). Please advise. Accordingly, if applicable, please confirm that in future filings you (a) will revise to state that you are an exploration stage company and (b) will include cumulative statement of operations, cash flows and shareholders’ equity since inception as required by FASB ASC 915-205-45-2.

RESPONSE:  Hondo Minerals Corporation (“Hondo” or the “Company”), formerly Tycore Ventures, Inc. (“Tycore”) was formed when the two controlling shareholders of Tycore and Hondo Minerals, Inc. (‘HMI”) merged the two companies into a single entity. Since the merger took place between two companies under common ownership and control, the historical basis of accounting of each company was maintained and the financial statements and historical accounting information of the companies were combined.  Hondo’s financial statements include prior historical information from both companies in their combined retained deficit.  HMI was created to purchase from Advanced Natural Technologies, Inc. certain technology that would provide a method to economically remove precious metals from tailings piles and related equipment.

Prior to and since the merger, HMI has been engaged in the development of environmentally friendly methods of extracting metals and/or minerals from a pile of tailings from the Tennessee Mine in Chloride, AZ that has laid dormant since the closing of the mine in 1947.

At July 31, 2011, the Company had invested $5,668,988 (70.2% of total fixed assets) and during 2012 invested an additional $5,484,522 (79.7% of total fixed assets) in the development of technology to separate the precious metals from the tailings.  Since inception, the Company’s only activities have been to raise money to invest in the technology and the improvement of the technology so that it might become commercially viable.  The Company has tested its technology and equipment by processing a limited amount of tailings from its Chloride mine and the cost associated with the processing has been shown as cost of revenue even though the processed material has not been smelted.  This presentation was selected as being conservative rather than capitalizing the cost as part of the plant investment, as the processed material has some undetermined value.  At July 31, 2012, the technology was not commercially viable; however, subsequently the Company’s management has concluded that with changes to the technology made in fiscal 2013, the economic viability has been achieved.

In April 2013, the Company was approached by Crowncorp Investment Corporation to purchase all assets of Hondo for $88 million.  Crowncorp wishes to purchase the technology owned by the Company.

The investment in mining properties is ancillary to the investment in the technology and represents only 18% of total assets at July 31, 2012.  Since the date of purchase of the Chloride mine, the Company has made no significant investment in the property.  If at such time the Company formerly enters into mining operations, this will become a reporting segment of the Company.

Other Exchange Act Filings

18.
Given the materiality of the restatements made to the July 31, 2012 financial statements, it appears to us that an Item 4.02 Form 8- K was required. Please file an Item 4.02 Form 8-K, or tell us why it was not required.

RESPONSE:  On August 6, 2013, we filed an Item 4.02 Form 8-K (“Form 8-K”) with the SEC.  On August 7, 2013, we filed an amendment to the Form 8-K with the SEC to attach as an exhibit correspondence from our independent accountant regarding the disclosures made in the Form 8-K.

In connection with the Company’s responding to the comments set forth in the July 17, 2013 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ William R. Miertschin
William R. Miertschin
Chief Executive Officer